                                                                Exhibit 19.1

To Our Stockholders, Customers, and Employees

     Mueller's net income for the second quarter was $17.2 million, or 46 cents per diluted share, compared with $27.0 million, or 73 cents per diluted share for the same quarter of 2004. Our current period results include $4.8 million of interest expense due primarily to the Subordinated Debentures that we issued late last year.

     Second quarter net sales were $410.5 million, compared with net sales of $380.8 million for the second quarter of 2004. This increase in sales was attributable to rising raw material costs as well as the contribution of recently acquired businesses (Vemco and Mueller Comercial SA), offset by lower volumes. Margins in our copper tube and brass rod businesses were effected by the significant rise in the cost of copper. The increase averaged approximately 30 cents per pound for the quarter compared with the same quarter last year. Competitive market conditions did not allow us to recoup much of this increase. In addition, the volatile copper market caused some of our customers to scale back their purchases. Despite the above, the tube and rod businesses remained profitable. Thus far, in July, we have seen a recovery in copper tube margins to more normal levels, and consequently our business outlook is positive.

     Mueller's financial position remains sound. We ended the quarter with $69 million of cash on hand. Also, the Company declared and paid its regular quarterly cash dividend of ten cents per common share during the second quarter.

     Our Annual Stockholders' Meeting was held at Mueller's headquarters in Memphis, Tennessee on May 5, 2005. The stockholders elected Messrs. Federbush, Fulvio, Gladstein, Hermanson, Hodes, Karp, and O'Hagan as directors, and approved the appointment of Ernst & Young LLP as our independent registered public accounting firm.

Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

July 22, 2005


     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials and financing, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings. These filings are available through our website at www.muellerindustries.com.

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                         July 2, 2005            June 26, 2004
                                                     (Unaudited)
Net sales                                $   410,506             $   380,822

Cost of goods sold                           345,663                 303,720
Depreciation and amortization                 10,411                  10,159
Selling, general, and
   administrative expense                     29,136                  28,199
                                          ----------              ----------

   Operating income                           25,296                  38,744
Interest expense                              (4,752)                   (199)
Other income, net                              3,973                   1,180
                                          ----------              ----------

   Income before income taxes                 24,517                  39,725
Income tax expense                            (7,334)                (12,677)
                                          ----------              ----------

Net income                               $    17,183             $    27,048
                                          ==========              ==========

Weighted average shares for basic
   earnings per share                         36,599                  34,978
Effect of dilutive stock options                 466                   1,914
                                          ----------              ----------
Adjusted weighted average shares
   for diluted earnings per share             37,065                  36,892
                                          ----------              ----------

Basic earnings per share                 $      0.47             $      0.77
                                          ==========              ==========

Diluted earnings per share               $      0.46             $      0.73
                                          ==========              ==========

Dividends per share                      $      0.10             $      0.10
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
                    (In thousands, except per share data)
                                               For the Six Months Ended
                                         July 2, 2005            June 26, 2004
                                                     (Unaudited)
Net sales                                $   812,169             $   726,781

Cost of goods sold                           679,687                 584,749
Depreciation and amortization                 20,489                  20,124
Selling, general, and
   administrative expense                     59,491                  54,881
Impairment charge                                  -                   3,941
                                          ----------              ----------

   Operating income                           52,502                  63,086
Interest expense                              (9,936)                   (423)
Other income, net                              4,767                   3,804
                                          ----------              ----------

   Income before income taxes                 47,333                  66,467
Income tax expense                           (14,942)                (21,459)
                                          ----------              ----------

Net income                               $    32,391             $    45,008
                                          ==========              ==========

Weighted average shares for basic
   earnings per share                         36,552                  34,818
Effect of dilutive stock options                 556                   2,082
                                          ----------              ----------
Adjusted weighted average shares
   for diluted earnings per share             37,108                  36,900
                                          ----------              ----------

Basic earnings per share                 $      0.89             $      1.29
                                          ==========              ==========

Diluted earnings per share               $      0.87             $      1.22
                                          ==========              ==========

Dividends per share                      $      0.20             $      0.20
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                         July 2, 2005        December 25, 2004
                                                     (Unaudited)
Assets

Cash and cash equivalents                $    69,140             $    47,449
Accounts receivable, net                     229,431                 201,396
Inventories                                  189,637                 187,853
Other current assets                          18,830                  18,633
                                          ----------              ----------

     Total current assets                    507,038                 455,331

Property, plant, and equipment, net          319,375                 335,610
Other assets                                 175,769                 172,790
                                          ----------              ----------

                                         $ 1,002,182             $   963,731
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $     4,589             $     5,328
Accounts payable                              99,179                  79,723
Other current liabilities                     95,459                  95,767
                                          ----------              ----------

     Total current liabilities               199,227                 180,818

Long-term debt                               310,603                 310,650
Pension and postretirement liabilities        32,285                  33,167
Environmental reserves                         9,221                   9,503
Deferred income taxes                         65,364                  67,479
Other noncurrent liabilities                  10,022                  10,361
                                          ----------              ----------

     Total liabilities                       626,722                 611,978

Minority interest in subsidiaries                 74                      67

Stockholders' equity                         375,386                 351,686
                                          ----------              ----------

                                         $ 1,002,182             $   963,731
                                          ==========              ==========







                                     -4-